AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80230
January 12, 2007
Correspondence Filing Via Edgar and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Linda van Doorn

Re:	AIMCO Properties, L.P.
File No. 000-24497
Form 10-K for the year ended December 31, 2005
Ladies & Gentlemen:
     This letter responds to certain of the comments of the staff of the Securities and Exchange Commission (the “Staff”) conveyed to the undersigned on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in a January 9, 2007, phone call.
     Prior correspondence from the Partnership on this matter was: a letter dated January 5, 2007 (which was sent in response to the Staff’s comments in a December 8, 2006, phone call); a letter dated November 22, 2006 (which was sent in response to the Staff’s comments in a November 16, 2006, phone call); a letter dated November 6, 2006 (which was sent in response to the Staff’s comments in an October 11, 2006, phone call; a letter dated September 7, 2006 (which was sent in response to the Staff’s comments in an August 30, 2006, phone call); a letter dated August 17, 2006 (which was sent in response to a Staff comment letter dated August 3, 2006); and a letter dated July 28, 2006 (which was sent in response to the Staff’s original comment letter dated July 14, 2006).
* * * * *
     With respect to the Partnership’s High Performance Units (“HPUs”), the Staff requested that the Partnership provide an alternative hypothetical valuation calculation for the HPUs to demonstrate the difference between receiving an HPU after the measurement period versus receiving a share of common stock after the measurement period. We do not believe this is an apt comparison given the significant differences in the two securities, and our independent valuation experts on whom we rely and have relied do not believe that this is an appropriate valuation approach. We have discussed, and you have acknowledged, that there are significant differences in an HPU versus a share of common stock. Chief among those differences are that

United States Securities and Exchange Commission
January 12, 2007

an HPU (a) is an illiquid security that may not be redeemed or transferred absent a change of control of Apartment Investment and Management Company, (b) is not a registered security; (c) does not participate in any capital appreciation; and (d) has no voting rights or other control rights.
     Nevertheless, to comply with your request, we agreed to provide you the mathematical calculation demonstrating the difference between receiving an HPU after the measurement period versus receiving a share of common stock after the measurement period. Based on discussions with the Staff, the Partnership would assume that the discount rate after the three-year measurement period is 12.5% (which is the assumed discount rate for a share of common stock). As discussed, providing this alternative valuation calculation requires the Partnership to assume a discount rate for the period during the three-year measurement period, as well. In preparing the information requested, we asked Lehman Brothers to provide necessary inputs. However, as noted above, Lehman Brothers indicated that as a firm it does not support this valuation approach, and therefore declined to provide an assumption as to the discount rate for the three-year measurement period. Accordingly, to comply with the Staff’s request and as discussed with the Staff, the Partnership has calculated this alternative hypothetical valuation using a range of assumed discount rates for the measurement period. As we have noted in our prior correspondence, HPUs are a highly risky investment, with no benefits to the investor during the three-year measurement period and the high likelihood that at the end of the measurement period that the investors will lose their entire investments.
     The analysis set forth in Attachment A shows the implied HPU valuation discount to account for the differing rights and preferences of an HPU versus a share of common stock, such as the lack of liquidity, absence of registration, lack of participation in capital appreciation, and absence of voting or other control rights.
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     If you have further questions regarding the information provided, please contact Miles Cortez, Executive Vice President, General Counsel and Secretary of AIMCO-GP, Inc., the general partner of the Partnership, at (303) 691-4301 (phone) or (303) 300-3297 (facsimile), or me at (303) 691-4307 (phone) or (303) 300-3284 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include Mr. Cortez as an addressee.

Sincerely,
/s/ Thomas M. Herzog
Thomas M. Herzog
Executive Vice President and Chief Financial Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Miles Cortez
Robert Y. Walker, IV

ATTACHMENT A
HPU IX — Alternative Hypothetical Methodology
Original value of HPU IX (based on Lehman Brothers methodology):

Assumptions:
Discount Rate	24.00%
Dividend Growth Rate	1.50%
Resulting Value	$875,000
Alternative Hypothetical Methodology:

Discount Rate — from year 4 on:	12.50%
Dividend Growth Rate:	1.50%
Value:	$875,000

Resulting HPU Valuation
Discount due to features such
as lack of liquidity, lack of
capital appreciation, absence of
Hypothetical Discount Rate	voting rights, absence of
(years 1-3)	registration

24.00%	49.28%
28.00%	44.11%
32.00%	38.71%
36.00%	32.96%
40.00%	26.87%
44.00%	20.42%
48.00%	13.61%
52.00%	6.41%
55.42%	0.00%